

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

<u>Via E-Mail</u>
Giorgio Johnson
Chief Executive Officer
Nyxio Technologies Corporation
2156 NE Broadway
Portland, OR 97232

> **Re: Nyxio Technologies Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 7, 2012**
> **File No. 000-54737**

Dear Mr. Johnson:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1.    We note that your reverse stock split is being conducted only with respect to the common stock and that there is no provision to ensure proportional voting with respect to the Class B Preferred Stock holders on a post-split basis. It appears therefore that the reverse stock split will have a dilutive effect on common stock holders insofar as the common stock holders vote together with Class B Preferred Stock holders. Please tell us whether the voting rights of the Class B Preferred Stock will be modified proportionately with the voting rights of the common stock holders as a result of the reverse split. If the voting rights of the Class Preferred Stock will not change, it appears your preferred stockholders will have over 99% of the voting power of your equity securities after the reverse stock split. If this is true, please revise to provide additional disclosure regarding the dilutive impact of the reverse stock split on the voting rights of common stock holders and clarify

that the reverse stock split will further concentrate voting control with your principal stockholder and management.  Please also revise to provide the disclosure required by Item 5, as necessary.

2.      Please revise to provide tabular disclosure of the number of common stock and Class B Preferred Stock on both a pre- and post-reverse stock split basis.  Such disclosure should also clarify the percentage of change in the voting power for each class of voting securities, and in the aggregate, as applicable.  You should also indicate how the voting power will change should Mr. Johnson convert his shares of preferred stock into common stock.

3.      In light of the possible severe dilution, please revise to clarify whether your common stockholders have separate class voting rights under Nevada law and disclose any risks associated with not providing separate class voting for your reverse stock split proposal.

Security Ownership of  Certain Beneficial Owners and Management, page 4

4.      Note 3 of your beneficial ownership table on page 5 indicates that Mr. Johnson's ownership includes "100 shares of Class B Convertible Preferred Stock which hold 100,000,000 shares or 100% of voting power."  Please revise to clarify that the voting power referenced in this statement refers solely to the Class B Convertible Preferred Stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel